AMENDMENT NO. 8
to the
EXPENSE LIMITATION AGREEMENT

This Amendment is made as of January 25, 2011 to the Expense Limitation Agreement dated August 14, 2007 (“Agreement”), as amended between Munder Series Trust (“MST”) and Munder Capital Management (“MCM”).

WHEREAS, effective upon the completion of the reorganization of the Veracity Small Cap Value Fund with and into the Munder Small-Cap Value Fund, MCM desires to pay certain expenses of the Munder Veracity Small-Cap Value Fund and/or waive fees payable under the Service Agreements (as defined in the Agreement) through October 31, 2012 in order to reduce the ordinary annual fund operating expenses born by the shareholders of each class of shares of the Munder Veracity Small-Cap Value Fund.

NOW THEREFORE, in consideration of the promises contained herein, MST and MCM agree to amend the Agreement as follows:

1.
MCM hereby agrees to pay Fund expenses and/or waive Service Agreement fees effective upon the completion of the reorganization of the Veracity Small Cap Value Fund with and into the Munder Veracity Small-Cap Value Fund through October 31, 2012 in amounts sufficient to maintain the Expense Limit (as defined in the Agreement) specified for each class of shares of the Munder Veracity Small-Cap Value Fund, as follows:

Munder Veracity Small Cap Value Fund
Class A	1.50%
Class B	2.25%
Class C	2.25%
Class K	1.50%
Class R	1.75%
Class Y	1.25%

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the date first set forth above.

MUNDER SERIES TRUST	MUNDER CAPITAL MANAGEMENT

By:/s/ Stephen J. Shenkenberg	By:/s/ Peter K. Hoglund
Stephen J. Shenkenberg	Peter K. Hoglund
Vice President, Secretary & CCO	Managing Director, Chief Financial Officer